UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli

Senior Vice President,
General Counsel and Secretary

Adolor Corporation

700 Pennsylvania Drive
Exton, PA 19341

 (484) 595-1500

 (Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA  19104

(215) 994-4000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 6 (this “Amendment No. 6”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011, Amendment No. 2 filed with the SEC on November 14, 2011, Amendment No. 3 filed with the SEC on November 15, 2011, Amendment No. 4 filed with the SEC on November 18, 2011 and Amendment No. 5 filed with the SEC on November 28, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 6 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 6, except that such information is hereby amended to the extent specifically provided herein.

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description

(e)(41)	Notice to Deferred Stock Unit Holders, dated December 1, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

	By:	/s/ John M. Limongelli
Name: John M. Limongelli
Title: Sr. Vice President, General Counsel and Secretary

Dated: December 1, 2011